February 5, 2019

VIA EDGAR TRANSMISSION AND FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:	ViewRay, Inc. (the “Registrant”)
Registration Statement on Form S-3
Registration No. 333-229145
Request for Acceleration

Dear Mr. Jones:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-229145) (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on February 7, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

Sincerely, ViewRay, Inc.

By:	/s/ Ajay Bansal
	Name:	Ajay Bansal
	Title:	Chief Financial Officer